Exhibit 1

Schedule A to Liquidnet, Inc. Form BD
BD – Direct Owners / Executive Officers

Are there any indirect owners of the applicant required to be reported on Schedule B? Yes

Ownership Codes:

NA - less than 5%
A - 5% but less than 10%
B - 10% but less than 25%
C - 25% but less than 50%
D - 50% but less than 75%
E - 75% or more

Full Legal Name, DE/FE/I, Title or Status, Date Acquired, Own. Code, Control Person, PR, CRD # (or S.S. No., IRS Tax #, Emp. ID)

Conroy, Brian Bernard, I, Chief Executive Officer/Director, 08/2019, NA, Y, N, 1802506
Knopp, Cheryl Jodi, I, General Counsel/Secretary/Chief Compliance Officer, 07/2018, NA, N, N, 5273448
Laible, Robert Karl, I, Chief Operating Officer, 08/2019, NA, Y, N, 1644140
Liquidnet Holdings, Inc., DE, Shareholder, 01/2000, E, Y, N, 13-4092641
Min, Angela Lorraine, I, FINOP, 07/2017, NA, N, N, 5230966